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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                           MILLER EXPLORATION COMPANY
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   600533 20 2
                                 (CUSIP Number)

                                November 1, 2002
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)



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CUSIP NO. 600533 20 2

--------------------------------------------------------------------------------
 1    Names of Reporting Persons:
      DANIEL R. MILLER
      I.R.S. Identification Number of Above Person (entities only):

--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                     5    Sole Voting Power
   NUMBER OF              102,274
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6    Shared Voting Power
   OWNED BY                 7,914
     EACH          -------------------------------------------------------------
  REPORTING          7    Sole Dispositive Power
    PERSON                102,274
     WITH          -------------------------------------------------------------
                     8    Shared Dispositive Power
                            7,914
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person
      110,188
--------------------------------------------------------------------------------
10    Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares
                                                                    [_]
--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (9)
      5.5%
--------------------------------------------------------------------------------
12    Type of Reporting Person
      IN
--------------------------------------------------------------------------------


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CUSIP NO. 600533 20 2

--------------------------------------------------------------------------------
 1    Names of Reporting Persons:
      DOUBLE DIAMOND ENTERPRISES, INC.
      I.R.S. Identification Nos. of Above Persons (entities only):

--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                     5    Sole Voting Power
   NUMBER OF                  0
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6    Shared Voting Power
   OWNED BY               7,464
     EACH          -------------------------------------------------------------
  REPORTING          7    Sole Dispositive Power
    PERSON                    0
     WITH          -------------------------------------------------------------
                     8    Shared Dispositive Power
                          7,464
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person
      7,464
--------------------------------------------------------------------------------
10    Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares
                                                                    [_]
--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (9)
      .4%
--------------------------------------------------------------------------------
12    Type of Reporting Person
      CO
--------------------------------------------------------------------------------

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This Amendment No. 2 to the Schedule 13G amends and supplements the Schedule 13G initially filed with the Securities and Exchange Commission on or about February 18, 1998 by Daniel R. Miller and Double Diamond Enterprises, Inc.,(each a "Reporting Person" and collectively, the "Reporting Persons"), with respect to the Common Stock $0.01 par value of Miller Exploration Company.

Item 1(a).     Name of Issuer.

               MILLER EXPLORATION COMPANY

Item 1(b).     Address of Issuer's Principal Executive Offices.

               3104 LOGAN VALLEY ROAD
               TRAVERSE CITY, MI 49684


Item 2(a).     Names of Person Filing.

               This statement is being filed jointly on behalf of Daniel R. Miller and Double Diamond Enterprises, Inc. a corporation owned by a revocable trust of which Daniel R. Miller is the sole trustee.

Item 2(b).     Address or Principal Business Office or, if none, Residence.

               The address of Daniel R. Miller and principal business office of Double Diamond Enterprises, Inc., is 315 W. Long Lake Road, Traverse City, Michigan 49684.

Item 2(c).     Citizenship.

               UNITED STATES OF AMERICA

Item 2(d).     Title of Class of Securities.

               COMMON STOCK,  $0.01 PAR VALUE

Item 2(e).     CUSIP Number.

               600533 20 2

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               NOT APPLICABLE

Item 4.        Ownership.

          (1)

               (a)  Amount Beneficially Owned by Daniel R. Miller: 110,188

               (b)  Percent of Class: 5.5%

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote: 102,274

                    (ii) Shared power to vote or to direct the vote: 7,914




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                    (iii) Sole power to dispose or to direct the disposition of:
                          102,274

                    (iii) Shared power to dispose or to direct the disposition of: 7,914

          (2)

               (a)  Amount Beneficially Owned by Double Diamond Enterprises,
                    Inc.: 7,464

               (b)  Percent of Class: .4%

               (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote: 0

                    (ii)  Shared power to vote or to direct the vote: 7,464

                    (iii) Sole power to dispose or to direct the disposition of:
                          0

                    (iii) Shared power to dispose or to direct the disposition of: 7,464

               Mr. Miller is also deemed to beneficially own 450 shares that are held in trust for minor children.

Item 5.        Ownership of Five Percent or Less of a Class.

               NOT APPLICABLE

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               NOT APPLICABLE

Item 8.        Identification and Classification of Members of the Group.

               The filing group is comprised of Daniel R. Miller and Double Diamond Enterprises, Inc., a corporation owned by a revocable trust of which Daniel R. Miller is sole trustee.

Item 9.        Notice of Dissolution of Group.

               NOT APPLICABLE

Item 10.       Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

Date:         January 28, 2003              /s/ Daniel R. Miller
                                           ---------------------
                                           Daniel R. Miller

                                           DOUBLE DIAMOND ENTERPRISES, INC.

                                           DANIEL R. MILLER


                                           By:  /s/ Daniel R. Miller
                                               -----------------------------
                                               Daniel R. Miller, Trustee





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                                  EXHIBIT INDEX

Exhibit Number      Document
--------------      -------

   99.1 Joint Filing Agreement dated February 17, 1998 (previously filed as an exhibit to the Schedule 13G filed by Daniel R. Miller, Daniel R. Miller Trust and Double Diamond Enterprises, Inc. on February 19, 1998)



   99.2             Members of Group (previously filed as an exhibit to the
                    Schedule 13G filed by Daniel R. Miller, Daniel R. Miller Trust and Double Diamond Enterprises, Inc. on February 19,
                    1998)